SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of April, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Press Release:

7 April 2003.

                    New Ryanair Route between UK and France
                 London-Stansted - Clermont-Ferrand for EUR19.99

Ryanair, Europe's No.1 low fares airlines, today (7 April 2003) announced a new daily route between London-Stansted and Clermont-Ferrand, France with fares starting from EUR19.99 including taxes.

Announcing details of the new route, Conal Henry, Commercial Director of Ryanair.com, said:

"Ryanair's low fares arrived in France in 1997 with the opening of our Dublin-Paris route. Air France's high fares stifled travel from France but our low fares rapidly changed all that. Today, the French have a choice of 26 Ryanair low fare routes from France to the UK, Germany, Belgium, Spain, Italy and Sweden.

To date, close to 2m passengers have taken advantage of Ryanair's low fares in France and we expect to carry 80,000 passengers on this new route. This will be a huge boost to local tourism and we expect it will create many new jobs in the region.

                      Ryanair Passengers Save 94%

   Air France (to           Ryanair Low Fare                   Saving
      Gatwick)

        EUR443                     EUR19.99                          94%


"The route starts on 1st of May and passengers can expect to save over 90% on the fares charged by High Fare airlines like Air France. Better yet, Ryanair is No. 1 for punctuality, so passengers will get to London quicker than anyone else."

Demand is going be to huge, so hurry to www.ryanair.com and start booking today.

                        Timetable Information


Flight       From                          Depart       Arrive       Days

FR 3595      London-Stansted               19.20        21.50        1234567

FR 3596      Clermont-Ferrrand             22.15        22.50        1234567


                        Offer Details

Offer Details

Booking Period                      Monday 07 April - midnight Thursday 17 April

Fare                                EUR19.99 one way including tax

                                    GBP19.99 one way including tax

Travel Period                       01 May - 31 May

Applicable Days                     Mon - Thursday & Saturday

Advance Purchase                    14 Days


Ends.

7th April 2003


For Further Information please contact:

Paul Fitzsimmons

Ryanair

00 353 1 8121212

Pauline McAlester

Murray Consultants

00 353 1 4980 300







                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  07 April 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director